SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF: 02.558.156/0001-18
NIRE: 533.0000575-3

A Publicly Traded Company

NOTICE TO SHAREHOLDERS
CAPITAL INCREASE

We hereby notify our Shareholders and Market in General that, the Special Shareholders' Meeting of Tele Nordeste Celular Participações S.A. ("Tele Nordeste Celular" or "Company") held on April 4, 2002, approved the capital increase in the amount of R$ 23,550,639.15 (twenty three million, five hundred and fifty thousand, six hundred and thirty nine reais and fifteen cents), whereby the Company's capital now amounts to R$ 288,443,548.62 (two hundred and eighty eight million, four hundred and forty three thousand, five hundred and forty eight reais and sixty two cents), through the capitalization of the tax benefit resulting from the goodwill amortization incorporated due to the partial split-off of Tele Nordeste Celular Participações S.A. ("TNC"), as allowed by article 7, paragraph 1 of CVM Instruction No. 319/99 and 320/00, and provided for in clause 8 of TNC's Partial Split-Off Protocol.

Pursuant to the provision in said CVM Instruction and in article 171 of Law No. 6.404, dated December 15, 1976, the shares issued through the capitalization will be destined to the controlling shareholder Bitel Participações S.A., with all other shareholders having the option to exercise their right of preference in the subscription of such shares. Those shareholders who exercise their right of preference shall pay Bitel Participações S.A. directly the amounts relative to such right of preference as.

The capital increase maintains the same proportion of number of shares regarding the existing types and classes, and each shareholder will exercise its right of preference relative to the same amount of shares it detains.

The deadline for Shareholders to exercise their right of preference is 30 (thirty) days as of the publication date of this Notice, whereby the following conditions shall be observed:

1 – AMOUNT OF CAPITAL INCREASE:
R$ 23,550,639.15 (twenty three million, five hundred and fifty thousand, six hundred and thirty nine reais and fifteen cents).

2 – QUANTITY AND TYPE OF SHARES TO BE ISSUED:

NUMBER OF SHARES	TYPE OF SHARE
3,014,497,386 (three billion, fourteen million, four hundred and ninety seven thousand, three hundred and eighty six)	Book entry common shares with no par value
4,956,486,811 (four billion, nine hundred and fifty six million, four hundred and eighty six thousand, eight hundred and eleven)	Book entry preferred shares with no par value

3 – ISSUE AND SUBSCRIPTION PRICE:

R$ 3.11 per lot of 1,000 common shares;
R$ 2.86 per lot of 1,000 preferred shares.

4. JUSTIFICATION OF ISSUE PRICE:

The calculation of the share issue price was done based on the average market value of the share, pursuant to the price quotes registered over the last ten trading days of the São Paulo Stock Exchange - BOVESPA, counting backwards as of April 3, 2002 (included).

The issue price will remain fixed during the period reserved for exercising the right of preference.

5 – DEADLINE FOR EXERCISING THE RIGHT OF PREFERENCE:

Start date: 04/08/2002	End Date: 05/07/2002

6 – PROPORTION OF RIGHT:

In order to determine the number of shares to subscribe, the shareholder shall multiply the quantity of shares owned on 04/05/2002 by the following factor:

TYPE OF STOCK OWNED	SHARE FACTOR	TYPE TO SUBSCRIBE
Common	0.0235989472	Common
Preferred	0.0235989472	Preferred

7. METHOD OF PAYMENT:

On demand, when making the subscription.

8 – CONDITIONS FOR SUBSCRIBING:

8.1 – Those shareholders who purchased shares until 04/05/2002 will be entitled to subscribe. Those shares purchased as of 04/08/2002 will be ex-right of preference for the assignee.

8.2 – The titleholders of shares who wish to negotiate their rights of subscription, during the right of preference exercise period, shall request the assignment of rights document, which will be issued by the depositary institution of the book entry shares, Banco ABN AMRO Real S.A, or by the Custodian Entity.

8.3. – The Custodian Entities may issue only one assignment of right nominative for each subscriber.

8.4 - The Custodian Entities may subscribe in their name, as fiduciary proprietors, up to the amount corresponding to the shares in custody.

8.5 – Once an assignment of right is issued and, in the event of a new sale, a notarized declaration on the back of the assignment of right will be requested.

8.6 – Under no circumstances will copies of assignments of rights be accepted.

9 – DIVIDENDS:

With regards to the payment of dividends for the 2002 fiscal year, the shares resulting from this subscription will be entitled to a full dividend payment.

10 - LEFTOVERS:

There will be no excess rights of subscription.

11. – GENERAL INSTRUCTIONS:

During the right of preference exercise period, shareholders shall go to a Banco ABN AMRO Real S.A branch and request the Share Subscription Form, specifying the number of shares to be purchased.

12 – DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 – Personal Entities: Identification Card, CPF (Individual Taxpayer ID) and proof of residence.

12.2 – Legal Entities: Articles of Association or Bylaws, as well as minutes of meeting that elected the current Board, and proof of address.

12.3 – In the case of representation by power of attorney, presentation of said document will be necessary, as well as the documents mentioned in the above items relative to the grantor.

13 – SERVICE LOCATIONS

Banco ABN AMRO Real S.A. branch offices.

Recife, April 5, 2002

Walmir Urbano Kesseli
Financial and Investor
Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULLAR PARTICIPAÇÕES S.A.

Date: April 9, 2002

By ______________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer